The Taiwan Fund, Inc.
File Number 811-4893
CIK Number 0000804123
Item 77 C


Results of Annual Stockholder Meeting Voting Held January 28, 2005

1.) Election of Directors: The stockholders of the Fund elected Benny T. Hu,
 Joe O. Rogers, Lawrence Weber, Shao-Yu Wang, M. Christopher Canavan, Jr., Harvey Chang, Christina Liu, Anthony Kai Yiu Lo, and Blair Pickerell to the Board of Directors to hold office until their successors are elected and qualified.

					For			Withheld
       M. Christopher Canavan Jr.	7,482,063		2,483,384
       Harvey Chang			8,271,354		1,694,093
       Benny T. Hu			7,481,947		2,483,500
       Christina Liu			8,271,904		1,693,543
       Anthony Kai Yiu Lo		7,482,104		2,483,343
       Blair Pickerell			7,480,888		2,484,559
       Joe O. Rogers			7,515,683		2,449,764
       Shao-Yu Wang			8,267,138		1,698,309
       Lawrence F. Weber		8,266,689		1,698,758